Banco Itau Holding Financeira S.A.
A Publicly Listed Company                              CNPJ. 60.872.504/0001-23



                           Announcement to the Market


                       Trading of Own Shares for Treasury
                                Month: March 2005


1. On November 18 2004, in keeping with the best Corporate Governance practice, Banco Itau Holding Financeira S.A. (Itau Holding) voluntarily disclosed its "Operating Rules for the Trading of Own shares for Treasury"("Rules").

2. Item 2.1.3 of the "Rules" established the obligation to make monthly disclosure of the volumes of own shares traded on stock exchanges by Itau Holding, and minimum, average and maximum prices.

3. We inform the capital market entities the prices and the volume traded by Itau Holding for transactions in its own shares for treasury during the month of March 2005:

                      --------------------------------------------------------
                                               Prices - R$ per Share
                            Trading   ----------------------------------------
                            Volume      Minimum       Maximum        Average
------------------------------------------------------------------------------

       Common Shares        13,253      396.97         425.00         424.39
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      Preferred Shares        0            -             -              -
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4. We would remind readers that historical data is available in the organization's Investor Relations site (www.itauri.com.br).

                           Sao Paulo-SP, April 6 2005.



                             ALFREDO EGYDIO SETUBAL
                           Investor Relations Officer